Exhibit 1

Stock Symbol: AEM (NYSE and TSX)	For further information:
Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE REPORTS Q3 2009 RESULTS

Toronto (October 28, 2009) — Agnico-Eagle Mines Limited (“Agnico-Eagle” or the “Company”) today reported a quarterly net loss $17.0 million, or $0.11 per share, for the third quarter of 2009.  This result includes a non-cash foreign currency translation loss of $22.9 million, or $0.15 per share, as well as stock option expense of $5.1 million, or $0.03 per share.  Additionally, the result included a gain on the sale of marketable securities of $5.9 million, or $0.04 per share.  In the third quarter of 2008, the Company reported net income of $14.0 million, or $0.10 per share.

Cash used in operating activities in the third quarter of 2009 was $13.8 million, down from cash provided by operating activities of $17.9 million in the third quarter of 2008.  The impact of significantly higher gold production, compared to the third quarter of 2008, was more than offset by changes in working capital largely related to a build-up of material and supplies inventory at Meadowbank over the summer shipping season, in anticipation of the mine startup in the first quarter of 2010.  Excluding the large changes in working capital, cash provided by operating activities increased significantly when compared to the third quarter of 2008 due to the large increase in gold revenue.

“Agnico-Eagle’s production growth continues as third quarter gold production increased 73% over the third quarter of 2008.  However, our production ramp-up has not been as rapid as we had anticipated which has negatively impacted third quarter earnings.  We expect a dramatic improvement in fourth quarter production and cash costs with increased output at our Kittila and Lapa mines and the ramp-up of production at our Pinos Altos mine in Mexico”, said Sean Boyd, Vice-Chairman and Chief Executive Officer.  “Although we have made good progress resolving start-up issues at our new gold mines, 2009 production guidance has been reduced to approximately 500,000 ounces.  Additionally, we have decided to build in additional contingency in our 2010 production forecast as we commission our remaining new mines.  Our 2010 gold production forecast is now 1.0 million ounces to 1.1 million ounces, while our forecasts for 2011 through 2015 remain unchanged”, added Mr. Boyd.

Third quarter 2009 highlights include:

•                 Solid Cost Control Continues — LaRonde, Goldex and Lapa achieve good minesite cost performance

•                 Mill start-up at Pinos Altos — currently commissioning.  Now producing from mill and heap-leach

•                 Kittila achieving design recoveries — the Kittila mill has achieved its design recovery rate of 83% periodically and has exceeded its design capacity of 3,000 tonnes per day (“tpd”).  Further optimization is ongoing

•                 Meadowbank Remains On Schedule — Meadowbank remains on schedule for initial production in the first quarter of 2010.  All necessary construction materials and consumables are on site

•                 LaRonde Extension — shaft sinking almost complete.  Underground development to begin shortly

Payable gold production(1) in the third quarter of 2009 was 118,763 ounces at total cash costs per ounce(2) of $449.  This compares with gold production of 68,753 ounces in the third quarter of 2008 at total cash costs per ounce of $135.

The increase in production, relative to the third quarter of 2008, is attributable to significantly higher production from Goldex, as well as production from the Lapa, Kittila and Pinos Altos mines, which were not in production in that quarter.

The higher cash costs are largely due to a stronger Canadian dollar and the fact that several of the mines remain in the start-up/optimization phase and contain no byproduct metals.

For the first nine months of 2009, Agnico-Eagle recorded net income of $38.6 million, or $0.25 per share, down from the $51.3 million, or $0.36 per share, recorded in the first nine months of 2008.  Excluding the foreign currency translation gain and loss recorded in the 2008 and 2009 year to date results respectively, year to date net income was significantly higher on the strength of a 76% increase in gold production and stronger gold and base metal prices.

For the first nine months of 2009, Agnico-Eagle had cash provided by operating activities of $61.4 million, down from $164.5 million in the first nine months of 2008.  The decrease was entirely due to changes in working capital related to the build-up of gold in inventory at the three new mines and the buildup of materials and supplies at Meadowbank.  Excluding these working capital changes, cash provided by operating activities in 2009 increased when compared to the first nine months of 2008 due to increased metals revenues.

Payable gold production in the first nine months of 2009 was a record 329,628 ounces at total cash costs per ounce of $391, up 76% from 187,402 ounces at total cash costs of $15 per ounce in the first nine months of 2008.  The increase in production was due to the start-up of the new Kittila, Lapa and Pinos Altos mines, as well as a production ramp up at Goldex.  The higher cash costs are largely due to a stronger Canadian dollar and Euro, lower byproduct prices and the fact that several of the mines remain in the start-up/optimization phase and contain no byproduct metals.

Full year production is now expected to be approximately 500,000 ounces of gold.  The decrease from previous guidance is due to the slower than expected ramp up of the Kittila mill, the mining of lower grade blocks at Goldex and the higher than expected ore dilution at the start-up of Lapa.  The early stages of commissioning the plant, specifically the filter presses in the mill, at Pinos Altos is also taking longer than expected.  However, as detailed below, each of these operations made significant progress late in the third quarter of 2009.

(1) Payable production of a mineral means the quantity of mineral produced during a period contained in products that are sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

(2) Total cash costs per ounce is a non-GAAP measure.  For reconciliation of this measure to production costs, as reported in the financial statements, see Note 1 to the financial statements at the end of this news release.

As these operational improvements continue into the fourth quarter, record quarterly gold production of approximately 170,000 ounces is expected.

Full year 2010 guidance is reduced to between 1.0 million ounces and 1.1 million ounces of gold.  The decrease is due to the decision to add a further contingency to the start-up phase of the new mines based on the experience in commissioning three new mines in 2009.  However, the long term production forecasts for these mines remain unchanged.  Additionally, five internal expansion opportunities have the potential to further increase the Company’s gold production by more than 50% from 2010 through 2015.

Conference Call Tomorrow

The Company will host its quarterly conference call on Thursday, October 29, 2009 at 11:00 a.m. (E.D.T.).  Management will review the Company’s financial results for the third quarter 2009 and provide an update of its exploration and development activities.

Via Webcast:

A live audio webcast of the call will be available on the Company’s website homepage at www.agnico-eagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 416-644-3418 or Toll Free 1-800-731-6941. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay archive:

Please dial the toll-free access number 1-877-289-8525, passcode 4145037#.

The conference call will be replayed from Thursday, October 29, 2009 at 1:30 p.m. (E.D.T.) to Thursday, November 5, 2009 11:59 p.m. (E.S.T.).

The webcast along with presentation slides will be archived for 180 days on the Company’s website.

Strong Financial Position Maintained

Cash and cash equivalents increased to $239.0 million at September 30, 2009 from the June 30, 2009 balance of $173.9 million as cash flow from operations was reinvested largely in materials, equipment and construction at the Pinos Altos and Meadowbank mine projects.  In addition, $200 million was drawn from the Company’s credit lines in the quarter to fund capital expenditures.  As of September 30, 2009, including undrawn credit lines and cash, the Company’s available liquidity stood at $434 million.

Capital expenditures in the quarter were $172.8 million, including $90.7 million at Meadowbank, $24.1 million at Pinos Altos, $21.0 million at Kittila, $20.4 million at LaRonde, $9.9 million at Lapa and $6.3 million at Goldex.

In 2009, full year capital expenditures are expected to total approximately $600 million, up $50 million from previous guidance, reflecting the sharply stronger Canadian dollar and Euro.  During the quarter, the Company realized proceeds of $34.7 million from the sale of marketable securities.

Indications are that 2010 capital expenditures will rise from the previous estimate of approximately $250 million due to a stronger Canadian dollar and Euro, accelerated development at several properties, labour and other general cost inflation.  Further detail will be provided in the Company’s 10 year forecast which will be presented on, or about, December 16, 2009.  Included in this update will be production, capital expenditure and total cash cost guidance as well as the dividend announcement.

LaRonde Mine — Continues With Good Cost Control

The 100% owned LaRonde mine in northwestern Quebec, Canada, began operation in 1988.  Overall, proven and probable gold reserves at LaRonde total approximately 5.0 million ounces from 35.8 million tonnes grading 4.3 grams per tonne (“g/t”).  Life of mine average gold production is expected to be approximately 320,000 ounces per year through 2022.  First production from the new internal shaft of the LaRonde Extension remains on schedule for late 2011.

The LaRonde mill processed an average of 6,509 tonnes of ore per day in the third quarter of 2009, compared with an average of 7,105 tonnes per day in the prior-year period.  The lower production rate was largely a result of a scheduled seven day shutdown relating to maintenance and upgrades to the service and production hoist systems at LaRonde.  With a steady-state operation averaging approximately 7,200 tonnes per day for approximately six years, LaRonde continues to be a consistent, reliable, world class mine.

Net of byproduct credits, LaRonde’s total cash costs per ounce were $75 in the third quarter on production of 47,726 ounces of gold.  This compares with the results of the third quarter of 2008 when total cash costs per ounce were $135 on production of 51,594 ounces of gold.  The lower gold production in the quarter was largely a result of the above noted shutdown.

For the first nine months of 2009, LaRonde’s total cash costs per ounce were $158 on gold production of 157,098 ounces, as compared to the prior-year period, when the total cash cost per ounce were minus $41 on production of 161,938 ounces of gold.  The year-over-year increase in total cash costs is primarily due to the lower realized prices of byproduct metals. The realized prices for silver, zinc and copper for nine months ending September 30, 2009 were 13%, 21% and 33% lower, respectively, compared to the first nine months of 2008.

Minesite costs per tonne(3) were approximately C$75 in the third quarter, as expected, compared to C$71 in the third quarter of 2008.  On a year-to-date basis, 2009 minesite costs per tonne were C$73, which compares to C$68 in the prior-year period.  These costs are higher than the comparable periods in 2008 due to ore stockpile adjustments and the impact of general cost inflation.

(3) Minesite costs per tonne is a non-GAAP measure.  For reconciliation of this measure to production costs, as reported in the financial statements, see Note 1 to the financial statements at the end of this news release.

LaRonde Extension — Shaft Sinking Nearly Completed

During the third quarter of 2009, shaft sinking was nearly completed on the new internal shaft, and is within 10 metres of reaching the final depth of 2,854 metres.  Changeover to the production installation is expected to start next month and will be completed before the end of the year.  Preproduction development is scheduled to start at the beginning of 2010.  The project is on schedule to start production in late 2011.

Goldex Mine — Already Processing More Tonnes Than Expected

The 100% owned Goldex mine in northwestern Quebec began operation in 2008.  Proven and probable gold reserves total 1.6 million ounces from 23.8 million tonnes grading 2.1 g/t.  Life of mine average annual gold production is expected to be approximately 160,000 ounces per year through 2017.

The Goldex mine has exceeded the 6,900 tonne per day design capacity for the plant in the third quarter of 2009, with an average of 7,342 tonnes of ore milled daily.

Third quarter 2009 gold production at Goldex was 31,169 ounces at total cash costs per ounce of $440.  In the prior-year period, gold production was 17,159 ounces, at total cash costs per ounce of $620, as the mine was ramping up production.

For the nine month period ending September 30, 2009, total cash costs at Goldex were $379 per ounce on gold production of 102,774 ounces.  There is no corresponding period in 2008, as the mine achieved commercial production in August 2008.

Cost control was very good at Goldex as minesite costs per tonne were C$22 in the third quarter, compared to C$34 in the third quarter of 2008.  For the first nine months of 2009, minesite costs per tonne were C$23.  There is no corresponding period in 2008, as the mine achieved commercial production in August 2008.

The Goldex mine gold production is below expectations for the year due to a decision to focus the mining on the eastern and central mining blocks, which are lower grade than the overall reserve grade.  In the meantime, a very large blast is being prepared for the higher grade western stope.  It was decided to delay mucking this block and keep it full of broken ore due to rock mechanics considerations.  Normal stope sequencing has resumed with higher grade ore currently being extracted from the central mining block in October and, accordingly, gold production is expected to rise in the fourth quarter of 2009.

At the present mining and blasting rate, it is expected that the Goldex orebody will be totally blasted approximately 1.5 years ahead of schedule.

In the second quarter of 2009, an expansion was announced at Goldex, which is expected to increase the design production rate from 6,900 tonnes per day to 8,000 tonnes per day.  This project is underway and the new rate is expected to be achieved by late 2011.

Even with a plan to expand gold production, Agnico-Eagle expects to extend the mine life of Goldex.  There are several nearby zones underground that are likely to be mined.  They are currently in the resource category and are not included in reserves.  For example, it is expected that the nearby “M” zone will contribute approximately 250,000 ounces of gold to the overall reserves at Goldex as early as year end 2009, thus increasing the mine life in spite of the higher planned production rate.

Exploration is also focused on potentially extending the Goldex orebody to the east and also on the “S” zone located approximately 100 metres above the current mining area.

Kittila Mine — Mill Throughput and Metallurgical Recovery Rates Achieving Design

The 100% owned Kittila mine in northern Finland poured its first gold in January 2009.  Proven and probable gold reserves total 3.2 million ounces from 21.4 million tonnes grading 4.7 g/t.  Life of mine average gold production is expected to be approximately 150,000 ounces per year through 2023.

Third quarter 2009 gold production at Kittila was 18,284 ounces at total cash costs per ounce of $1080.  Minesite costs per tonne at Kittila were approximately €78 in the third quarter.  These costs are expected to decline significantly in the fourth quarter of 2009 as the mine and mill achieve their design rates.

During the third quarter of 2009, the Kittila mill continued to increase recovery rates and processed an average of 1,958 tonnes per day, versus a design rate of 3,000 tonnes per day, reflecting the process of optimization.  The mill had been shut down for 22 days in the quarter, and into early October, largely due to the replacement of the SAG mill liners, modifications to the CIP circuit and repairs and maintenance on the autoclave.

Overall gold recoveries were 64% in the third quarter of 2009 and 70% in September.  During the third quarter 2009, overall gold recoveries periodically achieved design rates of 83%.  Recently in October, the mill has been processing up to 3,300 tonnes per day and is averaging a 72% recovery rate with some days also achieving 83% recovery.

The open pit mine has been consistently producing at reserve grade and at a consistent 3,000 tpd over the past two months, as per design.

A scoping study is underway examining the possibility of expanding operations at Kittila.  This plan involves sinking a shaft on the property combined with an increase in milling capacity.  Results of the study are expected to be reviewed later this year and will incorporate the most recent exploration drilling.

Lapa — Optimizing Mining Cycle

The 100% owned Lapa mine in northwestern Quebec began production in April 2009.  Proven and probable gold reserves total 1.1 million ounces from 3.8 million tonnes grading 8.8 g/t.  Life of mine average gold production is expected to be approximately 115,000 ounces per year through 2015.

Production from the Lapa mine (all of which is processed at the LaRonde processing plant) has averaged 1,179 tonnes per day in the third quarter and continues to progress towards  planned design parameters.   The expected production rate over the life of the mine is 1,500 tonnes per day and is anticipated to be achieved in the fourth quarter of 2009.

Third quarter 2009 gold production at Lapa was 18,409 ounces at total cash costs per ounce of $804, largely as a result of higher than expected ore dilution in the mining blocks.  These costs are expected to decline significantly as the mine continues to ramp up towards full production capacity and the drilling, blasting, excavation and filling cycle are optimized for the orebody.  Minesite costs per tonne at Lapa were approximately C$146 in the third quarter, reflecting the higher than average start-up unit costs often realized in this phase of mining.

Dilution is currently averaging 57%.  A total of 20 stopes have been extracted from a total of 750 planned.  Efforts to improve dilution include the implementation of one shot blasting which was found to be very successful at LaRonde in reducing the mining cycle time.  A total of four stopes have been mined using this method to date.  Improvements are expected as additional ground control improvements are implemented and the overall cycle time in each stope is reduced.  Also, further optimizations in the Lapa milling circuit are expected to improve recoveries.

Pinos Altos — Plant Commissioning in Progress

The 100% owned Pinos Altos mine in northern Mexico is now pouring gold from the heap leach and milling operations.  Proven and probable gold reserves, including the stand-alone Creston Mascota deposit, total 4.0 million ounces and 104 million ounces of silver from 41.8 million tonnes grading 2.6 g/t of gold and 72.6 g/t silver.

Life of mine average gold production is expected to be approximately 170,000 ounces per year through 2028, including production from Creston Mascota.  Over this period, annual silver production is expected to average 2.5 million ounces.  Since the last production guidance of December 11, 2008, the mine life is expected to be increased by five years due to increased tonnage from drilling, and also from higher gold and silver prices, which have resulted in additional ore.

The first ore was placed on the leach pads during May 2009 and the first gold bar was poured in July.  Once the project is in full operation, heap leaching of low grade ores is expected to contribute approximately 5-10% of the total planned gold production from Pinos Altos.  Gold production in the third quarter of 2009 was 3,175 ounces.

Construction of the mill at Pinos Altos is now complete and commissioning of the milling circuit began in September as planned, with ramp up to commercial operations and design capacity of 4,000 tonnes per day expected in the fourth quarter of 2009.

While commissioning of the tailings filter presses has taken longer than expected, the mill has already operated at 90% of its designed capacity on some days.  Recoveries have been according to plan.

During the quarter, 369,320 tonnes of ore containing 19,729 ounces of gold and 335,074 ounces of silver were mined from the Santo Niño and Oberon de Weber pits and 4.54 million tonnes of overburden was also mined during the period.  The current ore stockpile contains 690,555 tonnes of ore grading 1.70 g/t of gold and 25.4 g/t of silver, including 211,723 tons of mill grade ore at 3.74 g/t of gold and 52.6 g/t of silver.

In the underground mine, the two principal ramps were connected on schedule during August, allowing the development of key infrastructure, production drifts, and draw points to begin during the fourth quarter.  Nearly eight kilometres of lateral underground development had been completed at Pinos Altos by the end of the third quarter.

Approximately 37,000 metres of diamond drilling were completed at the Pinos Altos mine site and on property-wide exploration in the first half of 2009.  Two surface and two underground diamond drills were testing deep mine exploration targets at Santo Nino and Cerro Colorado and expanding the resource on strike and at depth at San Eligio.  Outside the mine-site, three other drills were exploring the main northern Reyna de Plata structure at El Sinter (where the Company is contemplating development), testing the Cubiro gold showing in the western portion of the property, and exploring for extensions of the Creston Mascota deposit.  Results will be presented in an upcoming exploration update.

Potential Mill Expansion Being Considered

The Company is studying the possibility of increasing the milled production rate at the main Pinos Altos deposits from 4,000 tonnes per day to 6,000 tonnes per day, reflecting the 125% increase in reserve tonnage since 2007.  Results of the scoping study are expected by the third quarter of 2010.

Creston Mascota Approved for Construction — First gold expected early 2011

In July 2009, Board approval was received to begin development of Creston Mascota as a stand-alone satellite heap leach operation.  This deposit is located approximately 12 kilometres from the main Pinos Altos complex.  Probable reserves at Creston Mascota total approximately 6.7 million tonnes grading 1.65 g/t gold and 17.1 g/t silver, or approximately 357,000 ounces of gold and 3.7 million ounces of silver.

Basic engineering and initial site preparations will begin in the fourth quarter of 2009 and are expected to take approximately 18 months to complete.  Production is planned for early 2011 with annual average production of approximately 48,000 ounces of gold for a mine life of five years.

Meadowbank Project Remains on Schedule for Q1, 2010 Start-Up

The 100% owned Meadowbank mine project in Nunavut, northern Canada, is expected to begin production in the first quarter of 2010.  Probable gold reserves total 3.6 million ounces from 32.8 million tonnes grading 3.5 g/t.  Life of mine average annual gold production is expected to be approximately 350,000 ounces through 2019.

Construction of the new Meadowbank mine project is well advanced.   Mining from the Portage Pit has been better than expected with a total of 2.3 million tonnes mined versus 2.0 million planned.

The waste material from the Portage pit was used as the main building material in the critical dikes around the property.  Construction of these dikes proceeded according to plan.

Approximately 66,500 tonnes of ore grading 3.0 g/t are stockpiled.

All of the material necessary for the next nine months of operation has now been delivered to the mine site, including approximately 41,000 tonnes of chemical products and 47 million litres of fuel.

Approximately 1,050 workers were on the site during the third quarter of 2009, including 819 construction workers.

The power plant has largely been completed and pre-commissioning has started.   Mechanical installation of both the SAG and ball mills is nearing completion.  All leach tanks were completed and mechanical installation is underway.  The remaining process equipment has been largely installed.  Piping and electrical installation is approximately 60% complete and will be the focus of remaining work to be completed prior to start up.

Approximately 27,000 metres of diamond drilling were completed on the Meadowbank minesite.  An additional 20,500 metres were completed on exploration targets on the Meadowbank Property.  Results will be featured in an upcoming exploration press release.

A scoping study is underway which is considering an increase in the average daily production rate from 8,500 tonnes per day to 10,000 tonnes per day.  This would increase the average annual gold production to more than 400,000 ounces.  The study is currently being reviewed with Board review expected in the first quarter of 2010.

About Agnico-Eagle

Agnico-Eagle is a long established, Canadian headquartered, gold producer with operations located in Canada, Finland and Mexico, and exploration and development activities in Canada, Finland, Mexico and the United States.  Agnico-Eagle’s LaRonde mine is Canada’s largest operating gold mine in terms of reserves.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales.  It has paid a cash dividend for 27 consecutive years.

AGNICO-EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted, US GAAP basis)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Gross profit (exclusive of amortization shown below)
LaRonde	$40,276	$37,190	$128,575	$152,030
Goldex	16,687	3,456	54,260	3,456
Lapa	2,751	—	1,918	—
Kittila	884	—	4,029	—
Operating margin	60,598	40,646	188,782	155,486
Amortization	23,200	9,049	50,800	23,595
Corporate	44,007	10,929	96,670	46,696
Income before tax	(6,609)	20,668	41,312	85,195
Tax provision	10,357	6,630	2,710	33,902
Net earnings (loss)	$(16,966)	$14,038	$38,602	$51,293
Net earning (loss) per share	$(0.11)	$0.10	$0.25	$0.36
Operating cash flow	$(13,787)	$17,908	$61,405	$164,524
Realized price per sales volume (US$):
Gold (per ounce)	$939	$903	$957	$926
Silver (per ounce)	$15.59	$13.87	$14.48	$16.72
Zinc (per tonne)	$1,932	$1,667	$1,589	$2,005
Copper (per tonne)	$7,580	$6,732	$5,745	$8,598
Payable production:
Gold (ounces)
LaRonde	47,726	51,594	157,098	161,938
Goldex	31,169	17,159	102,774	25,464
Lapa (Note 1)	18,409	—	30,013	—
Kittila (Note 2)	18,284	—	36,568	—
Pinos Altos (Note 3)	3,175	—	3,175	—
Total gold (ounces)	118,763	68,753	329,628	187,402
Silver (000s ounces)
LaRonde	995	1,167	3,058	3,149
Pinos Altos (Note 3)	16	—	16	—
Total silver (000s ounces)	1,011	1,167	3,074	3,149
Zinc (tonnes)	12,516	18,040	40,735	51,731
Copper (tonnes)	1,400	1,567	5,148	5,185
Payable metal sold:
Gold (ounces – LaRonde)	48,959	48,517	160,381	156,763
Gold (ounces – Goldex)	32,572	13,860	98,007	13,860
Gold (ounces – Lapa) (Note 1)	14,669	—	17,836	—
Gold (ounces – Kittila) (Note 2)	21,946	—	28,726	—
Gold (ounces – Pinos Altos) (Note 3)	594	—	594	—
Silver (000s ounces – LaRonde)	1,009	1,085	3,033	3,058
Silver (000s ounces – Pinos Altos) (Note 3)	1	—	1	—
Zinc (tonnes)	14,579	16,541	44,440	50,512
Copper (tonnes)	1,405	1,421	5,157	4,950
Total cash costs per ounce (Note 4):
Gold
LaRonde	$75	$135	$158	$(41)
Goldex	$440	$620	$379	$620
Lapa (Note 1)	$804	—	$859	—
Kittila (Note 2)	$1,080	—	$1,041	—
Weighted average total cash costs per ounce	$449	$240	$391	$15

Note 1

Lapa achieved commercial production as of May 1, 2009.  Payable production includes commercial production ounces of 30,013 since May 1, 2009; non-commercial production ounces were nil.

Note 2

Kittila achieved commercial production as of May 1, 2009.  Payable production includes commercial production ounces of 30,301 since May 1, 2009.  Non-commercial production was 6,267 ounces.

Note 3

Pinos Altos was not in commercial production as of September 30, 2009.

Note 4

Total cash costs per ounce is calculated net of copper, zinc and other byproduct credits. The weighted average is based on commercial production ounces.  Total cash costs per ounce is a non-GAAP measure.  For a reconciliation to the financial statements, see Note 1 to the financial statements.  See also “Note Regarding Certain Measures of Performance”

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)

(Unaudited)

	As at September 30, 2009	As at December 31, 2008
ASSETS
Current
Cash and cash equivalents	$239,032	$99,381
Trade receivables	71,647	45,640
Inventories:
Ore stockpiles	33,772	24,869
Concentrates	22,926	5,013
Supplies	113,702	40,014
Other current assets	125,554	136,377
Total current assets	606,633	351,294

Fair value of derivative financial instruments	2,699	—

Other assets	23,944	8,383
Future income and mining tax assets	28,004	21,647
Property, plant and mine development	3,450,584	2,997,500
	$4,111,864	$3,378,824
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$170,202	$139,795
Dividends payable	277	28,304
Interest payable	1,469	146
Income taxes payable	5,774	4,814

Total current liabilities	177,722	173,059

Bank debt	685,000	200,000

Fair value of derivative financial instruments	—	12,823

Reclamation provision and other liabilities	88,442	71,770

Future income and mining tax liabilities	474,012	403,416

Shareholders’ equity
Common shares
Authorized — unlimited
Issued — 156,486,528 (December 31, 2008 — 154,808,918)	2,370,970	2,299,747
Stock options	60,385	41,052
Warrants	24,858	24,858
Contributed surplus	15,166	15,166
Retained earnings	196,143	157,541
Accumulated other comprehensive income (loss)	19,166	(20,608)

Total shareholders’ equity	2,686,688	2,517,756
	$4,111,864	$3,378,824

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(thousands of United States dollars except share and per share amounts, US GAAP basis)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008

REVENUES
Revenues from mining operations	$149,250	$91,171	$388,165	$295,703
Interest and sundry income	3,664	2,568	13,460	9,326
Write-down on sale of available-for-sale-securities	—	(35,588)	—	(35,588)
Gain on sale of available-for-sale securities	5,939	25,219	6,474	25,626
	158,853	83,370	408,099	295,067
COSTS AND EXPENSES
Production	88,652	50,525	199,383	140,217
Exploration and corporate development	11,846	8,325	28,718	26,163
Amortization	23,200	9,049	50,800	23,595
General and administrative	14,658	10,829	45,823	40,456
Provincial capital tax	1,583	1,439	4,165	3,314
Interest	2,648	1,038	5,852	2,356
Foreign currency loss (gain)	22,875	(18,503)	32,046	(26,229)
Income before income, mining and federal capital taxes	(6,609)	20,668	41,312	85,195
Income and mining tax expense (recovery)	10,357	6,630	2,710	33,902

Net income (loss) for the period	$(16,966)	$14,038	$38,602	$51,293

Net income (loss) per share — basic	$(0.11)	$0.10	$0.25	$0.36
Net income (loss) per share — diluted	$(0.11)	$0.10	$0.25	$0.35

Weighted average number of shares outstanding (in thousands)
Basic	156,157	143,831	155,718	143,641
Diluted	157,963	144,975	157,501	144,785

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Operating activities
Net income (loss) for the period	$(16,966)	$14,038	$38,602	$51,293
Add (deduct) items not affecting cash:
Amortization	23,200	9,049	50,800	23,595
Future income and mining taxes	9,816	6,468	1,887	33,342
Gain on sale of available-for-sale securities	(5,939)	10,369	(6,474)	9,962
Amortization of deferred costs and other	28,440	(17,325)	48,670	(8,736)
Changes in non-cash working capital balances
Trade receivables	6,504	20,453	(26,007)	18,608
Income taxes payable	(1,017)	—	960	—
Inventories	(79,994)	(39,885)	(91,999)	(43,248)
Other current assets	(15,442)	(5,265)	5,982	7,501
Interest payable	983	458	1,323	458
Accounts payable and accrued liabilities	36,628	19,548	37,661	71,749

Cash provided by (used in) operating activities	(13,787)	17,908	61,405	164,524

Investing activities
Additions to property, plant and mine development	(172,832)	(253,684)	(483,181)	(678,307)
Acquisition, investments and other	31,281	(8,119)	34,697	(60,333)

Cash used in investing activities	(141,551)	(261,803)	(448,484)	(738,640)

Financing activities
Dividends paid	—	—	(27,132)	(23,779)
Repayment of capital lease and other	(1,231)	(15,423)	(8,113)	(15,423)
Bank debt	200,000	225,000	485,000	300,000
Sales-leaseback financing	2,640	—	13,528	—
Credit facility financing cost	(203)	—	(4,775)	—
Proceeds from common shares issued	16,384	4,597	63,776	38,353

Cash provided by financing activities	217,590	214,174	522,284	299,151

Effect of exchange rate changes on cash and cash equivalents	2,875	(8,023)	4,446	(8,845)

Net increase (decrease) in cash and cash equivalents during the period	65,127	(37,744)	139,651	(283,810)
Cash and cash equivalents, beginning of period	173,905	149,953	99,381	396,019

Cash and cash equivalents, end of period	$239,032	$112,209	$239,032	$112,209

Other operating cash flow information:
Interest paid during the period	$6,216	$2,667	$9,725	$3,369
Income, mining and capital taxes paid during the period	$4,884	$3,854	$7,743	$3,854

Note 1  The following tables provide a reconciliation of the total cash costs per ounce of gold produced and minesite costs per tonne to production costs as set out the interim consolidated financial statements:

Total Cash Costs per Ounce of Gold By Mine

(thousands of dollars, except where noted)	Three months ended September 30, 2009	Three months ended September 30, 2008	Nine months ended September 30, 2009	Nine months ended September 30, 2008
Total Production costs per Consolidated Statements of Income	$88,652	$50,525	$199,383	$140,217

Attributable to LaRonde	43,331	42,393	123,104	132,085
Attributable to Goldex	13,930	8,132	37,880	8,132
Attributable to Lapa	11,404	—	15,222	—
Attributable to Kittila	19,987	—	23,177	—
Total	$88,652	$50,525	$199,383	$140,217

LaRonde Cash Costs per Ounce
Production costs	$43,331	$42,393	$123,104	$132,085
Adjustments:
Byproduct revenues	(38,404)	(34,939)	(96,385)	(137,743)
Inventory adjustment(i)	(1,025)	(195)	(972)	(60)
Non-cash reclamation provision	(311)	(293)	(878)	(906)
Cash operating costs	$3,590	$6,966	$24,869	$(6,624)
Gold production (ounces)	47,726	51,594	157,098	161,938
Total cash costs (per ounce)(ii)	$75	$135	$158	$(41)

Goldex Cash Costs per Ounce
Production costs	$13,930	$8,132	$37,880	$8,132
Adjustments:
Inventory adjustment(i)	(177)	1,434	1,214	1,434
Non-cash reclamation provision	(53)	(33)	(149)	(33)
Cash operating costs	$13,700	$9,533	$38,945	$9,533
Gold production (ounces)	31,169	15,375	102,774	15,375
Total cash costs (per ounce)(ii)	$440	$620	$379	$620

Lapa Cash Costs per Ounce
Production costs	$11,404	$—	$15,222	$—
Adjustments:
Inventory adjustment(i)	3,395	—	10,586	—
Non-cash reclamation provision	(7)	—	(14)	—
Cash operating costs	$14,792	$—	$25,794	$—
Gold production (ounces)	18,409	—	30,013	—
Total cash costs (per ounce)(ii)	$804	$—	$859	$—

Kittila Cash Costs per Ounce
Production costs	$19,987	$—	$23,177	$—
Adjustments:
Inventory adjustment(i)	(141)	—	8,497	—
Non-cash reclamation provision	(99)	—	(161)	—
Cash operating costs	$19,747	$—	$31,513	$—
Gold production (ounces)	18,284	—	30,277	—
Total cash costs (per ounce)(ii)	$1,080	$—	$1,041	$—

Minesite Cost per Tonne

(thousands of dollars, except where noted)	Three months ended September 30, 2009	Three months ended September 30, 2008	Nine months ended September 30, 2009	Nine months ended September 30, 2008
LaRonde Cost per Tonne
Production costs	$43,331	$42,393	$123,104	$132,085
Adjustments:
Inventory adjustments (iii)	(2,065)	2,364	(1,136)	1,462
Non-cash reclamation provision	(311)	(293)	(878)	(906)
Minesite operating costs (US$)	$40,955	$44,464	$121,090	$132,641
Minesite operating costs (C$)	$44,681	$46,592	$139,778	$135,374
Tonnes of ore milled (000s)	599	654	1,903	1,992
Minesite cost per tonne (C$) (iv)	$75	$71	$73	$68
Goldex Cost per Tonne
Production costs	$13,930	$8,132	$37,880	$8,132
Adjustments:
Inventory adjustments (iii)	(177)	1,434	1,214	1,434
Non-cash reclamation provision	(53)	(33)	(149)	(33)
Minesite operating costs (US$)	$13,700	$9,533	$38,945	$9,533
Minesite operating costs (C$)	$14,797	$9,761	$44,877	$9,761
Tonnes of ore milled (000s)	676	286	1,911	286
Minesite cost per tonne (C$) (iv)	$22	$34	$23	$34
Lapa Cost per Tonne
Production costs	$11,404	$—	$15,222	$—
Adjustments:
Inventory adjustments (iii)	3,395	—	10,586	—
Non-cash reclamation provision	(7)	—	(14)	—
Minesite operating costs (US$)	$14,792	$—	$25,794	$—
Minesite operating costs (C$)	$15,811	$—	$27,956	$—
Tonnes of ore milled (000s)	109	—	190	—
Minesite cost per tonne (C$) (iv)	$146	$—	$147	$—
Kittila Cost per Tonne
Production costs	$19,987	$—	$23,177	$—
Adjustments:
Inventory adjustments (iii)	(141)	—	8,497	—
Non-cash reclamation provision	(99)	—	(161)	—
Minesite operating costs (US$)	$19,747	$—	$31,513	$—
Minesite operating costs (EUR)	€14,012	€—	€22,074	€—
Tonnes of ore milled (000s)	180	—	312	—
Minesite cost per tonne (EUR) (iv)	€78	€—	€71	€—

(i)                                    Under the Company’s revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period.

(ii)                                 Total cash costs per ounce is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of the Company’s mining operations. Management uses this measure to monitor the performance of the Company’s mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine’s cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)                              This inventory adjustment reflects production costs associated with unsold concentrates.

(iv)                             Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for inventory and asset retirement provisions and then dividing by tonnes processed through the mill. Since total cash costs data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes minesite costs per tonne provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

Detailed Mineral Reserve and Resource Data (as at December 31, 2008)

	Au	Ag	Cu	Zn	Pb	Au	Tonnes
Category and Operation	(g/t)	(g/t)	(%)	(%)	(%)	(000s oz.)	(000s)
Proven Mineral Reserve
Goldex	1.95					27	434
Kittila	4.84					31	199
Lapa	7.53					6	23
LaRonde	2.76	67.87	0.33	3.27	0.37	362	4,075
Pinos Altos	1.35	19.08				4	97
Subtotal Proven Mineral Reserves	2.77					430	4,828
Probable Mineral Reserves
Goldex	2.05					1,544	23,391
Kittila	4.69					3,193	21,171
Lapa	8.80					1,055	3,730
LaRonde	4.52	31.18	0.28	1.42	0.12	4,612	31,735
Meadowbank	3.45					3,638	32,773
Pinos Altos	2.68	74.61				3,589	41,669
Subtotal Probable Mineral Reserves	3.55					17,631	154,469
Total Proven and Probable Mineral Reserves	3.53					18,061	159,297

	Au	Ag	Cu	Zn	Pb	Tonnes
Category and Operation	(g/t)	(g/t)	(%)	(%)	(%)	(000s)
Indicated Mineral Resources
Bousquet	5.63					1,704
Ellison	5.68					415
Goldex	1.79					220
Kittila	2.99					3,471
Lapa	4.36					987
LaRonde	1.83	26.77	0.15	1.55	0.16	6,349
Meadowbank	2.17					21,956
Pinos Altos	1.00	26.08				12,468
Total Indicated Resources	2.07					47,569

	Au	Ag	Cu	Zn	Pb	Tonnes
Category and Operation	(g/t)	(g/t)	(%)	(%)	(%)	(000s)
Inferred Mineral Resources
Bousquet	7.45					1,667
Ellison	5.81					786
Goldex	2.42					11,949
Kittila	4.42					17,550
Lapa	7.97					761
LaRonde	5.91	18.91	0.44	0.77	0.08	4,937
Meadowbank	2.78					4,953
Pinos Altos	1.65	39.95				4,000
Total Inferred Resources	3.84					46,603

Forward-Looking Statements

The information in this press release has been prepared as at October 28, 2009. Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” under the provisions of Canadian provincial securities laws. When used in this document, words such as “anticipate”, “expect”, “estimate,” “forecast,” “planned”, “will”, “likely” and similar expressions are intended to identify forward-looking statements and are referred to herein as “forward-looking statements”.

Such statements include without limitation: the Company’s forward-looking production guidance, including estimated ore grades, metal production, life of mine horizons, the estimated timing of scoping studies, internal rates of return, and projected exploration and capital expenditures, including costs and other estimates upon which such projections are based; the Company’s goal to increase its mineral reserves and resources; and other statements and information regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof. Such statements reflect the Company’s views as at the date of this press release and are subject to certain risks, uncertainties and assumptions. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle contained in this news release, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis and the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 (“Form 20-F”) as well as: that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, political changes, title issues, community protests or otherwise; that permitting, development and expansion at each of Agnico-Eagle’s development projects proceeds on a basis consistent with current expectations, and that Agnico-Eagle does not change its development plans relating to such projects; that the exchange rate between the Canadian dollar, European Union euro, Mexican peso and the United States dollar will be approximately consistent with current levels or as set out in this news release; that prices for gold, silver, zinc, copper and lead will be consistent with Agnico-Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle’s current expectations; that production meets expectations; that Agnico-Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing development projects; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and metal recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors, see the Company’s Form 20-F for the year ended December 31, 2008, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission (the “SEC”). The

Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, mining methods, capital costs, total cash costs, minesite costs, and location of surface infrastructure.  Actual results and final decisions may be materially different from those currently anticipated.

Notes To Investors Regarding The Use Of Resources

Cautionary Note To Investors Concerning Estimates Of Measured And Indicated Resources.

This press release uses the terms “measured resources” and “indicated resources”. We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note To Investors Concerning Estimates Of Inferred Resources.

This press release also uses the term “inferred resources”. We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific And Technical Data

Agnico-Eagle Mines Limited is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured”, “indicated”, and “inferred”, and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, which may be obtained from us, or from the SEC’s website at: http://sec.gov/edgar.shtml.  A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.  Estimates were calculated using historic three-year average metals prices and foreign exchange rates in accordance with SEC Industry Guide 7.  Industry Guide 7 requires the use of prices that reflect current economic conditions at the time of reserve determination which Staff of the SEC has interpreted to mean historic three-year average prices.  The assumptions used for the mineral reserves and resources estimate reported by the Company on February 18th, 2009 were based on three-year average prices for the period ending December 31, 2008  of $725 per ounce  gold, $13.32 per ounce silver, $1.27 per pound zinc, $3.15 per pound copper, $0.90 per pound lead and C$/US$, US$/Euro and MXP/US$ exchange rates of 1.09, 1.37 and 11.00, respectively.

The Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

The mineral reserves presented in this disclosure are separate from and not a portion of the mineral resources.

Property/Project name and location	Qualified Person responsible for the current Mineral Resource and Reserve Estimate and relationship to Agnico- Eagle	Date of most recent SEDAR Technical Report (NI 43- 101) disclosure
LaRonde, Bousquet & Ellison, Quebec, Canada	François Blanchet Ing., LaRonde Division Superintendent of geology	March 24, 2005
Kittila, Finland	Marc Legault P.Eng., VP Project Development	December 11, 2008
Pinos Altos, Chihuahua, Mexico	Dyane Duquette, P.Geo., Principal geologist, Abitibi Technical Services Group	March 25, 2009
Meadowbank, Nunavut, Canada	Dyane Duquette, P.Geo., Principal geologist, Abitibi Technical Services Group	December 15, 2008
Goldex, Quebec, Canada	Richard Genest, Ing., Goldex Division Superintendent of geology	October 27, 2005
Lapa, Quebec, Canada	Normand Bédard, P.Geo., Lapa Division Superintendent of geology	June 8, 2006

The effective date for all of the Company’s mineral resource and reserve estimates in this press release is December 31st, 2008. No independent verification of the data has been published. Additional information about each of the mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4 (a), (c) and (d) can be found in the Technical Reports referred to above, which may be found at www.sedar.com. Other important operating information can be found in the Company’s press release dated December 11, 2008.

The contents of this press release have been prepared under the supervision of, and reviewed by, Marc Legault P.Eng., Vice-president Project Development and a “Qualified Person” for the purposes of NI 43-101.

Note Regarding Certain Measures Of Performance

This press release presents measures including “total cash costs per ounce” and “minesite costs per tonne” that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and useful for year-over-year comparisons. However, both of these non-GAAP measures should be considered together with other data prepared in accordance with US GAAP, these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP.  The Company provides a reconciliation of realized total cash costs per ounce and minesite costs per tonne to the most comparable US GAAP measures in its annual and interim filings with securities regulators in Canada and the United States.  A reconciliation of the Company’s total cash costs per ounce and minesite costs per tonne to the most comparable financial measures calculated and presented in accordance with US GAAP for the Company’s historical results of operations is set out in Note 1 to the financial statements included herein.